UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Acola Corp.

(Exact name of registrant as specified in its corporate charter)

Delaware	000-30264	11-3177042
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

5503 Blossom Street

Houston, TX 77007

(Address of principal executive offices)

713.802.9911

(Issuer’s Telephone Number)

Approximate Date of Mailing: March 12, 2004

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on March 10, 2004, of shares of $.001 par common stock (“Common Stock”) of Acola Corp., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 1,037,627 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Statement”) is being circulated to the shareholders of Acola Corp., a Delaware corporation (the “Company”), in connection with the Board of Directors of the Company on March 9, 2004 approving the execution of a Share Exchange Agreement dated March 10, 2004 (the “Agreement”) between the Company, James N. Baxter and Donald E. Baxter, individual stockholders of the Company, who are also directors and former officers of the Company on the one hand, and Teda Travel Incorporated, a Florida corporation (“Teda Florida”) and Teda Hotels Management Company Limited, a British Virgin Islands corporation (“Teda BVI”) on the other hand. Teda Florida and Teda BVI are companies that engage in the business of hotel management in China. Teda Florida is a reporting company pursuant to the Exchange Act of 1934, as amended.

The Transaction

Pursuant to the terms of the Agreement, the Company will issue 19,714,915 shares of the common stock of the Company to Teda Florida for its entire interest in Teda BVI. The Company and Teda Florida’s board of directors have each approved the Agreement. No part of the consideration used to acquire control of the Company was from a loan.

The closing date for the Agreement will be approximately March 12, 2004, subject to the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. The 10-day Period is expected to conclude as of March 22, 2004.

Under the terms of the Agreement, also referred to herein as the “Transaction,” and subject to the 10-day Period, the Company will appoint certain of Teda Florida’s management to the Company’s Board of Directors and as officers. Concurrent with the closing, all of the Company’s former officers resigned their positions and a new chief executive officer, chairwoman of the Board and chief financial officer were appointed, three of the Company’s directors tendered their resignations. Upon the conclusion of the 10-day Period, the remaining director will resign.

The Company effected a 1 for 40 reverse stock split immediately prior to the closing of the Transaction and converted and eliminated the Class B common stock. As a result of the Transaction, Teda Florida will own approximately 95% of the issued and outstanding shares of the Company’s common stock. The Company hopes that the Transaction will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

Changes in Majority of Directors

As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company’s directors and officers have occurred or will occur:

●

James N. Baxter resigned as the Company’s President and Chief Financial Officer effective March 10, 2004.

●

Donald E. Baxter resigned as Chairman of the Board and as a director of the Company effective March 10, 2004.

●

Both Jerry Baxter and Richard Evans resigned as directors of the Company effective March 10, 2004.

●

Barbara Brooks-Baxter resigned as the corporate secretary of the Company effective March 10, 2004.

●

Mr. Godfrey Chin Tong Hui was appointed as the Company’s CEO as of March 10, 2004.

●

Mr. Hon Ming Wong was appointed as the Company’s Chief Financial Officer as of March 10, 2004.

●

Mr. Godfrey Chin Tong Hui, Mr. Hon Ming Wong and Ms. Zhi Ying Chang were all appointed as directors of the Company, subject to the 10-day Period; Ms. Zhi Ying Chang was appointed as the Chairwoman of the Board of Directors of the Company.

Information Regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement will be contained in the Company’s Current Report on Form 8-K, which is anticipated to be filed with the Commission regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal years ended December 31, 2003 and 2002. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

Name and Principal Position	Year	Annual Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation
James N. Baxter – President and CFO	2003 2002	None None	None None	None None	$7,500 None

Donald E. Baxter – Chairman of the Board	2003 2002	None None	None None	None None	$5,500 None

Barbara Brooks-Baxter – secretary	2003 2002	None None	None None	None None	None None

Compensation of Directors. Our directors are not paid cash compensation. They are paid in common stock for attendance at meetings of the Board of Directors and Committee meetings under the Company’s Directors and Employees Stock Award Plan.

Stock Option Grants. No stock options were granted to any of the Company’s directors and officers during the Company’s most recent fiscal year ended June 30, 2003.

Exercises of Stock Options and Year-End Option Values. No share purchase options were exercised by the Company’s officers, directors, and employees during the fiscal year ended June 30, 2003.

Outstanding Stock Options. The Company has no stock option plan in place, nor has the Company granted any stock options or have any outstanding stock options. Accordingly, the Company’s officers and directors do not hold any options to purchase shares of Common Stock.

Compensation of Directors. The Company’s directors do not receive cash compensation for their services as directors or members of committees of the board.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of March 10, 2004 (immediately preceding the closing of the Transaction), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company’s directors, and (c) all of the Company’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Donald E. Baxter 5503 Blossom Street Houston, TX 77007	602,197 shares, Chairman of the Board	58.0%
Common Stock	James N. Baxter 5503 Blossom Street Houston, TX 77007	233,533 President and Chief Financial Officer, Director	22.5%
Common Stock	Jerry Baxter 5503 Blossom Street Houston, TX 77007	37,500 shares, Director	3.6%
Common Stock	Richard Evans 5503 Blossom Street Houston, TX 77007	19,250 shares, Director	1.9%
Common Stock	Barbara Brooks-Baxter 5503 Blossom Street Houston, TX 77007	22,892 shares, Secretary	2.2%
Common Stock	All directors and named executive officers as a group	915,372 shares	88.2%

The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of March 11, 2004 (immediately following the closing of the Transaction), subject to the conclusion of the 10-day Period, and taking into effect the issuance of the purchased shares, by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company’s directors, and (c) all of the Company’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Donald E. Baxter 5503 Blossom Street Houston, TX 77007	577,197 shares former chairman	2.8%
Common Stock	James N. Baxter 5503 Blossom Street Houston, TX 77007	221,033 shares, director and former officer	1.1%
Common Stock	Jerry Baxter 5503 Blossom Street Houston, TX 77007	31,250 shares, former director	0.15%
Common Stock	Richard Evans 5503 Blossom Street Houston, TX 77007	13,000 shares, former director	0.06%
Common Stock	Barbara Brooks-Baxter 5503 Blossom Street Houston, TX 77007	22,892 shares, former secretary	0.11%
Common Stock	Godfrey Chin Tong Hui (1) Chinachem Century Tower Suite 2102 178 Gloucester Road Wanchai, Hong Kong China	17,853,578 shares chief executive officer, director	86.0%
Common Stock	Hon Ming Wong Chinachem Century Tower Suite 2102 178 Gloucester Road Wanchai, Hong Kong China	0 shares chief financial officer, director	0%
Common Stock	Zhi Ying Chang Chinachem Century Tower Suite 2102 178 Gloucester Road Wanchai, Hong Kong China	0 shares Chairwoman of the Board	0%
Common Stock	Teda Travel Incorporated Chinachem Century Tower Suite 2102 178 Gloucester Road Wanchai, Hong Kong China	17,853,578 shares	86.0%

Common Stock	All officers and directors as a group(3)	17,853,578 shares	86.0%

————————

(1)

Mr. Hui is the Chief Executive Officer and Director of Teda Travel Incorporated which was issued 17,853,578 shares of the Company’s common stock pursuant to the Agreement, making his indirect beneficial ownership equal to 17,853,578 shares.

Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers. Please also see “Introduction - Changes in Majority of Directors and Executive Officers,” above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company’s certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors:

Name	Age	Position
James N. Baxter	61	CEO, CFO and Director
Donald E. Baxter	60	Chairman of the Board
Jerry Baxter	54	Director
Richard Evans	59	Director

Proposed Executive Officers and Board of Directors after the Conclusion of the 10-day Period:

Name	Age	Position
Zhi Ying Chang	49	Chairwoman of the Board
Godfrey Chin Tong Hui	43	Chief Executive Officer and Director
Hon Ming Wong	33	Chief Financial Officer and Director

Zhi Ying Chang – Chairwoman of the Board of Directors

Zhi Ying Chang has been the Chairwoman of the Board of the Teda Florida since April 2002. Ms. Chang, along with the Chief Executive Officer of the Company, Godfrey Hui Chin Tong, also serves as the Group General Manager of Tianjin Teda International Hotel Development Limited, a corporation owned by the Tianjin provincial government and formed under the laws of the People's Republic of China and a joint venture partner of the Company (the “Company's Joint Venture Partner”), where she has been responsible for day-to-day management and business development since 1998. Ms. Chang also serves as a member of the Board of Directors of the Real Estate Joint Venture. In addition, Ms. Chang currently serves as counselor for both the Tourism Association of China and the Tourism Association of Tianjin, China. Ms. Chang has a background in engineering and utilized that background on behalf of the Tianjin Economic and

Technological Development Area (“TEDA”). Beginning in 1986, Ms. Chang was responsible for all utility plants and supplies in TEDA until 1993, when she transferred to head the hotel division of TEDA. Ms. Chang holds a Masters Degree in Business Administration from the State University of Singapore.

Godfrey Chin-Tong Hui – Chief Executive Officer and Director

Godfrey Chin Tong Hui has been a Director and the Chief Executive Officer of Teda Florida since April 2002. Prior to that, beginning in March 2000, Mr. Hui worked to establish Teda Hotels Management Limited, a Hong Kong corporation which is now one of the two wholly-owned operating subsidiaries of Teda Florida. Mr. Hui, along with the Chairwoman of Teda Florida, Chang Zhi Ying, also serves as a member of the Board of Directors of the Real Estate Joint Venture. Mr. Hui began his career in the hotel industry in 1985 and has worked for several international and regional hotel groups, becoming one of the top hotel professionals in the Greater China Area. From November 1998 through March 2000, Mr. Hui was responsible for management and financial issues at Hopewell Holdings Limited, where he worked in various capacities, including Director of Operations, Finance and Development of the Hotel Division, Executive Assistant to the Chairman, Chairman of the Executive Committee, Group Financial Controller and Executive Director of the Hopewell Hospitality Company Limited. From June 1993 through November 1998, Mr. Hui was involved in hotel management for Mega Hotels Management Limited, where he served as Director of Finance, Development and Operations. Mr. Hui holds a Bachelors Degree in Business Management from the Chinese University of Hong Kong and a Masters Degree in Finance and Investment from the University of Hull, United Kingdom.

Hong Ming Wong – Chief Financial Officer and Director

Hong Ming Wong has been a director and Chief Financial Officer of Teda Florida since December 2003. From September 1998 to September 2003, Mr. Wong served as controller of ET Network Services Limited, a telecommunication company with over 200 employees. Apart from being a Certified Public Accountant, Mr. Wong holds a Bachelors Degree from the City University of Hong Kong and a Masters in Business Administration from the Hong Kong University of Science & Technology.

Committees

Audit Committee. The Company has established an Audit Committee which is comprised of Messrs. Evans and Baxter. The Audit Committee, among other things, determines the engagement of the independent certified public accountants and reviews the scope and effect of the audit engagement. The Audit Committee held one meeting in the last fiscal year approving and recommending Harper & Pearson Company as the corporation’s auditors. The Company does not have a written charter for the Audit Committee.

Compensation Committee. The Company has also established a Compensation Committee which is comprised of Jerry Baxter. The Compensation Committee, among other things, makes recommendations to the Board of Directors with respect to the compensation of the executive officers and directors of the Company. The Compensation Committee held one meeting in the last fiscal year approving and recommending the Directors and Employees Stock Award Plan and the issuance of stock to various directors and service providers.

Meetings of the Board of Directors. The Board held one meeting on January 6, 2003 to appoint Audit Committee members, approved Harper & Person Company as the Company’s accountants, authorized to issue 5,194,950 shares under the stock award plan, and authorized filing of Form S-8 to register such stock. All directors attended the meeting. The Board of Directors also took action on February 1, 2004 by Unanimous Written Consent, which was to approve a 40 for 1 reverse split of the Company’s common stock and to convert and eliminate the Class B common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any proposed nominee for election as one of the Company’s directors is indebted to the Company.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACOLA CORP.

By:	/s/ GODFREY CHIN TONG HUI
Godfrey Chin Tong Hui
Its:	Chief Executive Officer